Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN:US74154B2034) 03 October 2012

PRIMA BIOMED TO PRESENT AT 3RD ANNUAL

“CANCER IMMUNOTHERAPY: A LONG-AWAITED REALITY” CONFERENCE

Prima BioMed Ltd (ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034) (“Prima,” the “Company”) announces that its CEO Matthew Lehman will present a corporate update at the 3rd annual “Cancer Immunotherapy: A Long-Awaited Reality” conference to be held at the New York Academy of Medicine in New York, NY (USA) on October 4, 2012.

Following the event, a video webcast of Prima’s presentation will be available through the conference organizer website: www.regonline.com/mdb2012.

“Cancer Immunotherapy: A Long Awaited Reality” is a unique, single-day conference event that unites founding visionary researchers, clinicians, business leaders, key investors, and other stakeholders to engage in discussions, exchange information, highlight opportunities, and showcase leading companies in the field of cancer immunotherapy.

About Prima BioMed

Prima BioMed is a globally active biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

ENDS

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889